Exhibit 12.1

Nalco Holdings LLC
Computation of Ratio of Earnings to Fixed Charges (Unaudited)
(in millions)

	Predecessor
	Year ended December 31,		January 1, 2003 through November 3, 2003
	2001	2002

Earnings (loss) before income taxes	(82.4)	236.9	(85.3)
Less income from equity investees, net	(3.0)	(3.6)	(2.0)
Plus income distributions from equity investees	1.2	4.0	0.2
Fixed charges	51.5	46.9	40.6
Earnings before fixed charges	(32.7)	284.2	(46.5)
Computation of fixed charges:
Interest expense	44.4	38.5	32.7
Capitalized interest	—	—	—
Estimated interest portion of rent expense	7.1	8.4	7.9
Fixed charges	51.5	46.9	40.6

Ratio of earnings to fixed charges (1)	—	6.1	—

	Successor
	November 4, 2003 through December 31, 2003	Year ended December 31, 2004	Six months ended June 30, 2004	Six months ended June 30, 2005
Earnings (loss) before income taxes	(32.5)	(102.6)	(85.1)	29.7
Less income from equity investees, net	(0.4)	(3.2)	(1.3)	(0.8)
Plus income distributions from equity investees	—	6.0	—	1.3
Fixed charges	52.7	267.5	113.6	119.1
Earnings before fixed charges	19.8	167.7	27.2	149.3
Computation of fixed charges:
Interest expense	49.6	251.1	106.0	112.5
Capitalized interest	—	1.6	0.6	0.2
Estimated interest portion of rent expense	3.1	14.8	7.0	6.4
Fixed charges	52.7	267.5	113.6	119.1

Ratio of earnings to fixed charges (1)	—	—	—	1.3

(1)	Earnings were insufficient to cover fixed charges by $84.2 million for the year ended December 31, 2001, $87.1 for the period from January 1, 2003 through November 3, 2003, $32.9 million for the period from November 4, 2003 through December 31, 2003, $48.1 million for the year ended December 31, 2004 and $86.4 million for the six months ended June 30, 2004. Accordingly, the ratio of earnings to fixed charges was less than 1:1.